UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2015

November 13, 2015

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office TEL (03) 3240-3110
Quarterly securities report issuing date: November 27, 2015		Dividend payment date:	December 4, 2015
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2015

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Six months ended	million yen	%	million yen	%	million yen	%
September 30, 2015	2,991,884	8.3	969,908	2.1	599,321	3.6
September 30, 2014	2,761,541	6.9	949,892	11.7	578,716	9.1

(*)	Comprehensive income
September 30, 2015: 52,662 million yen, (95.5) % ; September 30, 2014: 1,163,937 million yen, 26.5%

	Basic earnings per share	Diluted earnings per share
Six months ended	yen	yen
September 30, 2015	42.97	42.76
September 30, 2014	40.86	40.66

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
September 30, 2015	289,165,030	17,119,928	5.2
March 31, 2015	286,149,768	17,287,533	5.4

(Reference) Shareholders’ equity as of      September 30, 2015: 15,117,639 million yen;      March 31, 2015: 15,317,940 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2015	—	9.00	—	9.00	18.00
ending March 31, 2016	—	9.00	——	——	——
ending March 31, 2016 (Forecast)	——	——	—	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2016 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2016. (There is no change to our earnings target released on May 15, 2015.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: No

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2015	14,168,853,820 shares
	March 31, 2015	14,168,853,820 shares
(B) Treasury stocks:	September 30, 2015	258,525,438 shares
	March 31, 2015	151,014,803 shares
(C) Average outstanding stocks:	Six months ended September 30, 2015	13,948,270,022 shares
	Six months ended September 30, 2014	14,164,063,621 shares

(Reference) Summary of non-consolidated financial data

Non-consolidated Financial Data for the Six Months ended September 30, 2015

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
Six months ended	million yen	%	million yen	%	million yen	%	million yen	%
September 30, 2015	319,952	29.0	307,959	29.9	300,567	30.4	300,795	30.3
September 30, 2014	247,952	114.8	236,988	122.7	230,411	131.2	230,901	132.5

Basic earnings per share
Six months ended	yen
September 30, 2015	21.56
September 30, 2014	16.30

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio
As of	million yen	million yen	%
September 30, 2015	10,831,331	8,434,464	77.8
March 31, 2015	10,646,262	8,357,950	78.4

(Reference) Shareholders’ equity as of        September 30, 2015: 8,426,682 million yen;        March 31, 2015: 8,349,679 million yen

* Disclosure regarding the execution of the interim audit process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the interim audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

* Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2015	2

(1) Qualitative Information Pertaining to Consolidated Earnings Target	2

2. Consolidated Financial Statements	3

(1) Consolidated Balance Sheets	3

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5

(3) Consolidated Statements of Changes in Net Assets	7

(4) Notes on Going-Concern Assumption	9

3. Non-consolidated Financial Statements	10

(1) Non-consolidated Balance Sheets	10

(2) Non-consolidated Statements of Income	11

(3) Non-consolidated Statements of Changes in Net Assets	12

(4) Notes on Going-Concern Assumption	14

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Six Months Ended September 30, 2015”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	November 13, 2015 (Friday)

Explanation for investors and analysts:	November 20, 2015 (Friday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Qualitative Information Pertaining to Consolidated Earnings and others for the Six Months ended September 30, 2015

(1) Qualitative Information Pertaining to Consolidated Earnings Target

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2016. (There is no change to our earnings target released on May 15, 2015.)

As for other figures released on May 15, 2015, MUFG has revised some of them taking into account the performance of interim results as shown in the following table.

(MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.)

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2016	For the six months ended September 30, 2015 (Results)	For the fiscal year ended March 31, 2015 (Results)	For the six months ended September 30, 2014 (Results)
Total credit costs	(120.0)	(31.0)	(161.6)	41.1
Ordinary profits (losses)	1,580.0	969.9	1,713.0	949.8

Profits attributable to owners of parent	950.0	599.3	1,033.7	578.7

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	840.0	480.4	931.4	490.6
Total credit costs	0.0	21.2	(70.7)	66.9
Ordinary profits (losses)	870.0	538.3	902.6	547.2

Net income (loss)	610.0	379.6	571.7	354.4

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	185.0	95.6	190.4	88.9
Total credit costs	(5.0)	1.3	(0.4)	9.3
Ordinary profits (losses)	185.0	99.5	210.0	110.1

Net income (loss)	140.0	70.3	140.7	73.3

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Assets:
Cash and due from banks	40,488,318	47,609,270
Call loans and bills bought	604,625	506,797
Receivables under resale agreements	7,342,335	6,719,502
Receivables under securities borrowing transactions	4,633,544	6,739,900
Monetary claims bought	4,570,712	4,508,286
Trading assets	20,810,617	20,065,719
Money held in trust	700,218	671,710
Securities	73,538,191	66,699,109
Loans and bills discounted	109,368,340	111,837,805
Foreign exchanges	2,187,311	1,924,703
Other assets	10,119,936	10,038,538
Tangible fixed assets	1,352,727	1,365,334
Intangible fixed assets	1,297,277	1,286,220
Net defined benefit assets	504,761	559,204
Deferred tax assets	114,919	99,830
Customers’ liabilities for acceptances and guarantees	9,511,714	9,448,531
Allowance for credit losses	(995,784)	(915,433)

Total assets	286,149,768	289,165,030

Liabilities:
Deposits	153,357,410	154,490,569
Negotiable certificates of deposit	16,073,850	14,686,591
Call money and bills sold	3,600,104	3,912,914
Payables under repurchase agreements	21,899,506	22,240,719
Payables under securities lending transactions	8,205,350	9,086,489
Commercial papers	2,179,634	2,747,454
Trading liabilities	15,521,917	15,636,905
Borrowed money	13,866,196	14,235,256
Foreign exchanges	1,496,476	1,732,488
Short-term bonds payable	789,512	813,305
Bonds payable	8,141,713	7,947,587
Due to trust accounts	3,183,295	3,820,689
Other liabilities	9,530,371	10,024,019
Reserve for bonuses	90,360	80,731
Reserve for bonuses to directors	454	209
Net defined benefit liabilities	62,121	59,210
Reserve for retirement benefits to directors	1,086	949
Reserve for loyalty award credits	15,375	17,104
Reserve for contingent losses	204,790	161,070
Reserves under special laws	3,771	4,100
Deferred tax liabilities	988,550	760,540
Deferred tax liabilities for land revaluation	138,669	137,662
Acceptances and guarantees	9,511,714	9,448,531

Total liabilities	268,862,234	272,045,101

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,428,403	1,426,314
Retained earnings	7,860,410	8,358,034
Treasury stock	(101,661)	(198,903)

Total shareholders’ equity	11,328,666	11,726,959

Net unrealized gains (losses) on other securities	2,835,091	2,156,395
Net deferred gains (losses) on hedging instruments	83,194	129,428
Land revaluation excess	172,350	172,589
Foreign currency translation adjustments	951,547	980,821
Remeasurements of defined benefit plans	(52,909)	(48,554)

Total accumulated other comprehensive income	3,989,274	3,390,680

Subscription rights to shares	8,271	7,782
Non-controlling interests	1,961,322	1,994,506

Total net assets	17,287,533	17,119,928

Total liabilities and net assets	286,149,768	289,165,030

4

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Ordinary income	2,761,541	2,991,884
Interest income	1,323,557	1,394,968
Interest on loans and bills discounted	859,679	918,153
Interest and dividends on securities	296,355	311,129
Trust fees	54,145	58,581
Fees and commissions	702,157	756,548
Trading income	144,820	189,350
Other business income	241,648	279,233
Other ordinary income	295,212	313,201
Ordinary expenses	1,811,648	2,021,975
Interest expenses	287,828	318,627
Interest on deposits	133,687	151,490
Fees and commissions	94,502	114,994
Other business expenses	70,669	135,905
General and administrative expenses	1,252,344	1,297,774
Other ordinary expenses	106,304	154,674

Ordinary profits	949,892	969,908

Extraordinary gains	10,300	1,237
Gains on disposition of fixed assets	1,141	1,237
Gains on change in equity	9,159	—
Extraordinary losses	79,271	44,386
Losses on disposition of fixed assets	4,012	6,240
Losses on impairment of fixed assets	3,789	1,804
Provision for reserve for contingent liabilities from financial instruments transactions	419	328
Losses on change in equity	33,291	36,013
Provision for reserve for contingent losses	34,477	—
Losses on sales of equity securities of subsidiaries	3,280	—

Income before income taxes and others	880,922	926,759

Income taxes-current	184,924	187,742
Income taxes-deferred	57,617	71,204

Total taxes	242,542	258,946

Profits	638,380	667,812

Profits attributable to non-controlling interests	59,664	68,491

Profits attributable to owners of parent	578,716	599,321

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Profits	638,380	667,812
Other comprehensive income
Net unrealized gains (losses) on other securities	591,559	(679,716)
Net deferred gains (losses) on hedging instruments	64,788	43,897
Land revaluation excess	—	326
Foreign currency translation adjustments	(73,777)	(6,450)
Remeasurements of defined benefit plans	7,468	3,771
Share of other comprehensive income of associates accounted for using equity method	(64,481)	23,020

Total other comprehensive income	525,556	(615,150)

Comprehensive income	1,163,937	52,662

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	1,110,313	(10,354)
Comprehensive income attributable to non-controlling interests	53,623	63,017

6

Mitsubishi UFJ Financial Group, Inc.

(3)	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2014

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,140,488	2,174,384	7,033,125	(1,699)	11,346,299	1,218,397	8,295
Cumulative effects of changes in accounting policies		(346,454)	57,909		(288,545)

Restated balance	2,140,488	1,827,929	7,091,035	(1,699)	11,057,754	1,218,397	8,295
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	960	959			1,920
Dividends from retained earnings			(136,444)		(136,444)
Profits attributable to owners of parent			578,716		578,716
Repurchase of treasury stock				(390,017)	(390,017)
Disposal of treasury stock		0		1	1
Retirement of treasury stock		(390,000)		390,000	—
Reversal of land revaluation excess			(2,215)		(2,215)
Changes in subsidiaries’ equity		588			588
Net changes of items other than shareholders’ equity						611,395	64,732

Total changes during the period	960	(388,452)	440,056	(15)	52,549	611,395	64,732

Balance at the end of the period	2,141,449	1,439,477	7,531,092	(1,714)	11,110,304	1,829,793	73,028

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at the beginning of the period	157,776	407,229	(81,937)	1,709,760	8,732	2,048,101	15,112,895
Cumulative effects of changes in accounting policies		(219)	(152)	(371)		(14,360)	(303,277)

Restated balance	157,776	407,010	(82,090)	1,709,388	8,732	2,033,741	14,809,617
Changes during the period
Issuance of new shares-exercise of subscription rights to shares							1,920
Dividends from retained earnings							(136,444)
Profits attributable to owners of parent							578,716
Repurchase of treasury stock							(390,017)
Disposal of treasury stock							1
Retirement of treasury stock							—
Reversal of land revaluation excess							(2,215)
Changes in subsidiaries’ equity							588
Net changes of items other than shareholders’ equity	2,215	(152,789)	8,258	533,812	(825)	(52,092)	480,893

Total changes during the period	2,215	(152,789)	8,258	533,812	(825)	(52,092)	533,443

Balance at the end of the period	159,991	254,220	(73,832)	2,243,201	7,906	1,981,648	15,343,060

7

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2015

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,428,403	7,860,410	(101,661)	11,328,666	2,835,091	83,194
Changes during the period
Dividends from retained earnings			(126,179)		(126,179)
Profits attributable to owners of parent			599,321		599,321
Repurchase of treasury stock				(100,056)	(100,056)
Disposal of treasury stock		(1,181)		2,814	1,632
Reversal of land revaluation excess			88		88
Change of application of equity method			24,394		24,394
Changes in subsidiaries’ equity		(907)			(907)
Net changes of items other than shareholders’ equity						(678,696)	46,234

Total changes during the period	—	(2,089)	497,624	(97,242)	398,293	(678,696)	46,234

Balance at the end of the period	2,141,513	1,426,314	8,358,034	(198,903)	11,726,959	2,156,395	129,428

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Non-controlling interests	Total net assets
Balance at the beginning of the period	172,350	951,547	(52,909)	3,989,274	8,271	1,961,322	17,287,533
Changes during the period
Dividends from retained earnings							(126,179)
Profits attributable to owners of parent							599,321
Repurchase of treasury stock							(100,056)
Disposal of treasury stock							1,632
Reversal of land revaluation excess							88
Change of application of equity method							24,394
Changes in subsidiaries’ equity							(907)
Net changes of items other than shareholders’ equity	238	29,273	4,355	(598,593)	(488)	33,184	(565,898)

Total changes during the period	238	29,273	4,355	(598,593)	(488)	33,184	(167,604)

Balance at the end of the period	172,589	980,821	(48,554)	3,390,680	7,782	1,994,506	17,119,928

8

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

9

Mitsubishi UFJ Financial Group, Inc.

3. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Assets:
Current assets:
Cash and due from banks	71,674	143,873
Accounts receivable	147,935	76,798
Others	2,498	3,288

Total current assets	222,109	223,960

Fixed assets:
Tangible fixed assets	402	374
Intangible fixed assets	8,436	9,050
Investments and other assets:	10,415,313	10,597,946
Investments in subsidiaries and affiliates	10,186,842	10,186,842
Others	228,471	411,104

Total fixed assets	10,424,152	10,607,371

Total assets	10,646,262	10,831,331

Liabilities:
Current liabilities:
Short-term borrowings	1,824,447	1,753,398
Lease liabilities	21	21
Income taxes payable	67	77
Reserve for bonuses and reserve for bonuses to directors	473	481
Others	18,816	15,354

Total current liabilities	1,843,826	1,769,334

Fixed liabilities:
Bonds payable	440,500	585,500
Long-term borrowings	3,938	41,995
Lease liabilities	34	25
Others	11	11

Total fixed liabilities	444,484	627,532

Total liabilities	2,288,311	2,396,867

Net assets:
Shareholders’ equity:
Capital stock	2,141,513	2,141,513
Capital surplus:
Capital reserve	2,141,524	2,141,524
Other capital surplus	1,470,006	1,468,824

Total capital surplus	3,611,530	3,610,348

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,682,257	2,856,873

Total retained earnings	2,832,257	3,006,873

Treasury stock	(100,147)	(197,366)

Total shareholders’ equity	8,485,153	8,561,369

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(135,474)	(134,686)

Total valuation and translation adjustments	(135,474)	(134,686)

Subscription rights to shares	8,271	7,782

Total net assets	8,357,950	8,434,464

Total liabilities and net assets	10,646,262	10,831,331

10

Mitsubishi UFJ Financial Group, Inc.

(2) Non-consolidated Statements of Income
(in millions of yen)	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Operating income	247,952	319,952
Operating expenses	10,963	11,993

Operating profits	236,988	307,959

Non-operating income	8,143	7,600
Non-operating expenses	14,719	14,992

Ordinary profits	230,411	300,567

Extraordinary gains	—	—
Extraordinary losses	3	0

Income before income taxes	230,408	300,567

Income taxes-current	(16,143)	(400)
Income taxes-deferred	15,649	172

Total taxes	(493)	(228)

Net income	230,901	300,795

11

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2014

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,140,488	2,140,501	1,860,006	150,000	2,392,816
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	960	959
Dividends from retained earnings					(136,444)
Net income					230,901
Repurchase of treasury stock
Disposal of treasury stock			0
Retirement of treasury stock			(390,000)
Net changes of items other than shareholders’ equity

Total changes during the period	960	959	(390,000)	—	94,457

Balance at the end of the period	2,141,449	2,141,460	1,470,006	150,000	2,487,273

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(105)	8,683,707	(69,224)	8,732	8,623,215
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		1,920			1,920
Dividends from retained earnings		(136,444)			(136,444)
Net income		230,901			230,901
Repurchase of treasury stock	(390,017)	(390,017)			(390,017)
Disposal of treasury stock	1	1			1
Retirement of treasury stock	390,000	—			—
Net changes of items other than shareholders’ equity			(23,937)	(825)	(24,763)

Total changes during the period	(15)	(293,638)	(23,937)	(825)	(318,402)

Balance at the end of the period	(121)	8,390,068	(93,162)	7,906	8,304,813

12

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2015

	(in millions of yen)
	Shareholders’ equity
		Capital surplus		Retained earnings
	Capital stock	Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,141,513	2,141,524	1,470,006	150,000	2,682,257
Changes during the period
Dividends from retained earnings					(126,179)
Net income					300,795
Repurchase of treasury stock
Disposal of treasury stock			(1,181)
Net changes of items other than shareholders’ equity

Total changes during the period	—	—	(1,181)	—	174,615

Balance at the end of the period	2,141,513	2,141,524	1,468,824	150,000	2,856,873

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments	Subscription rights to shares	Total net assets
Balance at the beginning of the period	(100,147)	8,485,153	(135,474)	8,271	8,357,950
Changes during the period
Dividends from retained earnings		(126,179)			(126,179)
Net income		300,795			300,795
Repurchase of treasury stock	(100,032)	(100,032)			(100,032)
Disposal of treasury stock	2,814	1,632			1,632
Net changes of items other than shareholders’ equity			787	(488)	298

Total changes during the period	(97,218)	76,215	787	(488)	76,513

Balance at the end of the period	(197,366)	8,561,369	(134,686)	7,782	8,434,464

13

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

14

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2015

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Consolidated ][ BTMU Non-consolidated ]
	[ MUTB Consolidated ][ MUTB Non-consolidated ]

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	——	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge- Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	——	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	9

5. ROE	[ MUFG Consolidated ]	——	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	——	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	——	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	——	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	——	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	32

(References)

1. Exposure to “Securitized Products and Related Investments”		——	34

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	36

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2015 (A)	September 30, 2014 (B)
Gross profits	2,109,178	2,013,397	95,781
Gross profits before credit costs for trust accounts	2,109,178	2,012,926	96,252
Net interest income	1,076,365	1,035,797	40,567
Trust fees	58,581	54,145	4,435
Credit costs for trust accounts (1)	0	471	(470)
Net fees and commissions	641,554	607,655	33,898
Net trading profits	189,350	144,820	44,530
Net other business profits	143,327	170,978	(27,650)
Net gains (losses) on debt securities	82,150	89,302	(7,152)
General and administrative expenses	1,288,965	1,235,563	53,402
Amortization of goodwill	8,886	7,544	1,342
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	829,099	784,907	44,191
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	820,212	777,363	42,849
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	820,213	777,834	42,378
Net non-recurring gains (losses)	149,695	172,058	(22,362)
Credit costs (3)	(104,379)	(72,105)	(32,274)
Losses on loan write-offs	(65,246)	(57,215)	(8,030)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(39,133)	(14,889)	(24,243)
Reversal of allowance for credit losses (4)	44,442	80,655	(36,213)
Reversal of reserve for contingent losses included in credit costs (5)	—	4,484	(4,484)
Gains on loans written-off (6)	28,926	27,670	1,255
Net gains (losses) on equity securities	40,992	22,904	18,088
Gains on sales of equity securities	60,883	31,998	28,885
Losses on sales of equity securities	(11,790)	(6,478)	(5,311)
Losses on write-down of equity securities	(8,101)	(2,615)	(5,485)
Profits (losses) from investments in affiliates	144,680	103,934	40,746
Other non-recurring gains (losses)	(4,966)	4,514	(9,481)

Ordinary profits	969,908	949,892	20,015

Net extraordinary gains (losses)	(43,148)	(68,970)	25,821
Net gains (losses) on change in equity	(36,013)	(24,132)	(11,880)
Provision for reserve for contingent losses	—	(34,477)	34,477
Income before income taxes and others	926,759	880,922	45,837
Income taxes-current	187,742	184,924	2,818
Income taxes-deferred	71,204	57,617	13,586
Total taxes	258,946	242,542	16,404
Profits	667,812	638,380	29,432
Profits attributable to non-controlling interests	68,491	59,664	8,826

Profits attributable to owners of parent	599,321	578,716	20,605

Note:

* Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(31,011)	41,175	(72,186)

Number of consolidated subsidiaries	227	255	(28)
Number of affiliated companies accounted for under the equity method	62	64	(2)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2015 (A)	September 30, 2014 (B)
Gross profits	1,235,424	1,259,728	(24,303)
Gross profits before credit costs for trust accounts	1,235,424	1,259,257	(23,832)
Domestic gross profits	751,116	688,965	62,150
Net interest income	422,717	389,695	33,021
Trust fees	45,638	42,402	3,236
Credit costs for trust accounts (1)	0	471	(470)
Net fees and commissions	195,964	200,171	(4,206)
Net trading profits	20,821	14,873	5,947
Net other business profits	65,974	41,822	24,152
Net gains (losses) on debt securities	60,641	42,341	18,300
Non-domestic gross profits	484,308	570,762	(86,454)
Net interest income	284,023	318,761	(34,737)
Net fees and commissions	97,785	92,237	5,547
Net trading profits	51,142	57,744	(6,601)
Net other business profits	51,356	102,018	(50,662)
Net gains (losses) on debt securities	16,015	47,638	(31,623)
General and administrative expenses	659,308	679,690	(20,382)
Personnel expenses	246,337	273,795	(27,458)
Non-personnel expenses	379,057	367,723	11,334
Taxes	33,913	38,171	(4,258)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	576,115	579,566	(3,450)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	576,115	580,037	(3,921)
Net non-recurring gains (losses)	61,813	77,381	(15,567)
Credit costs (3)	(59,124)	(31,710)	(27,414)
Losses on loan write-offs	(19,453)	(15,953)	(3,500)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(39,670)	(15,757)	(23,913)
Reversal of allowance for credit losses (4)	73,808	95,470	(21,662)
Reversal of reserve for contingent losses included in credit costs (5)	—	5,908	(5,908)
Gains on loans written-off (6)	7,893	6,160	1,732
Net gains (losses) on equity securities	34,053	8,037	26,015
Gains on sales of equity securities	53,150	18,884	34,265
Losses on sales of equity securities	(11,361)	(6,232)	(5,128)
Losses on write-down of equity securities	(7,735)	(4,613)	(3,121)
Other non-recurring gains (losses)	5,183	(6,486)	11,669

Ordinary profits	637,929	657,418	(19,489)

Net extraordinary gains (losses)	12,812	(40,816)	53,628
Net gains (losses) on disposition of fixed assets	(4,089)	(2,937)	(1,152)
Losses on impairment of fixed assets	(1,417)	(3,402)	1,984
Gains on sales of equity securities of subsidiaries	18,319	—	18,319
Provision for reserve for contingent losses	—	(34,477)	34,477
Income before income taxes	650,741	616,601	34,139
Income taxes-current	141,947	170,298	(28,350)
Income taxes-deferred	58,780	18,508	40,272
Total taxes	200,728	188,806	11,921

Net income	450,013	427,795	22,218

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	22,576	76,300	(53,723)

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2015 (A)	September 30, 2014 (B)
Gross profits	1,464,630	1,430,557	34,073
Net interest income	903,716	876,710	27,006
Trust fees	6,635	5,286	1,348
Net fees and commissions	337,130	334,367	2,762
Net trading profits	57,741	44,272	13,468
Net other business profits	159,407	169,919	(10,512)
Net gains (losses) on debt securities	82,475	90,666	(8,190)
General and administrative expenses	864,026	839,342	24,684
Amortization of goodwill	8,353	7,177	1,176
Net business profits before provision for general allowance for credit losses and amortization of goodwill	608,958	598,392	10,566
Net business profits before provision for general allowance for credit losses	600,604	591,215	9,389
Provision for general allowance for credit losses (1)	—	—	—
Net business profits*	600,604	591,215	9,389
Net non-recurring gains (losses)	37,321	72,186	(34,864)
Credit costs (2)	(77,327)	(48,194)	(29,133)
Losses on loan write-offs	(38,164)	(34,093)	(4,071)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(39,163)	(14,101)	(25,062)
Reversal of allowance for credit losses (3)	50,403	80,325	(29,921)
Reversal of reserve for contingent losses included in credit costs (4)	—	4,453	(4,453)
Gains on loans written-off (5)	17,859	17,680	179
Net gains (losses) on equity securities	36,785	7,802	28,983
Gains on sales of equity securities	52,509	15,999	36,509
Losses on sales of equity securities	(8,810)	(5,758)	(3,052)
Losses on write-down of equity securities	(6,913)	(2,439)	(4,474)
Profits (losses) from investments in affiliates	16,751	13,549	3,201
Other non-recurring gains (losses)	(7,150)	(3,430)	(3,720)

Ordinary profits	637,926	663,401	(25,474)

Net extraordinary gains (losses)	9,945	(39,602)	49,547
Net gains (losses) on disposition of fixed assets	(4,660)	(915)	(3,745)
Losses on impairment of fixed assets	(1,101)	(689)	(411)
Gains on sales of equity securities of subsidiaries	15,595	—	15,595
Provision for reserve for contingent losses	—	(34,477)	34,477
Income before income taxes and others	647,871	623,798	24,073
Income taxes-current	134,483	156,789	(22,305)
Income taxes-deferred	69,386	27,563	41,823
Total taxes	203,870	184,353	19,517
Profits	444,001	439,445	4,555
Profits attributable to non-controlling interests	35,401	33,949	1,452

Profits attributable to owners of parent	408,599	405,496	3,103

Note:

* Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(9,064)	54,264	(63,328)

Number of consolidated subsidiaries	129	155	(26)
Number of affiliated companies accounted for under the equity method	58	60	(2)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2015 (A)	September 30, 2014 (B)
Gross profits	1,048,746	1,079,582	(30,835)
Domestic gross profits	599,169	549,981	49,188
Net interest income	372,961	347,607	25,354
Net fees and commissions	147,702	154,774	(7,072)
Net trading profits	8,116	(5,421)	13,538
Net other business profits	70,389	53,021	17,367
Net gains (losses) on debt securities	60,257	44,784	15,472
Non-domestic gross profits	449,577	529,600	(80,023)
Net interest income	237,911	277,569	(39,657)
Net fees and commissions	96,071	92,144	3,926
Net trading profits	53,803	60,733	(6,929)
Net other business profits	61,790	99,153	(37,362)
Net gains (losses) on debt securities	18,418	45,949	(27,531)
General and administrative expenses	568,300	588,935	(20,634)
Personnel expenses	211,256	239,191	(27,935)
Non-personnel expenses	326,415	315,881	10,534
Amortization of goodwill	148	138	10
Taxes	30,628	33,862	(3,234)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	480,595	490,785	(10,189)
Net business profits before provision for general allowance for credit losses	480,446	490,646	(10,200)
Provision for general allowance for credit losses (1)	—	—	—
Net business profits	480,446	490,646	(10,200)
Net non-recurring gains (losses)	57,933	56,606	1,326
Credit costs (2)	(58,860)	(30,920)	(27,939)
Losses on loan write-offs	(19,303)	(15,951)	(3,351)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(39,556)	(14,968)	(24,588)
Reversal of allowance for credit losses (3)	72,400	86,060	(13,660)
Reversal of reserve for contingent losses included in credit costs (4)	—	5,887	(5,887)
Gains on loans written-off (5)	7,724	5,883	1,840
Net gains (losses) on equity securities	32,130	1,408	30,722
Gains on sales of equity securities	47,178	11,570	35,608
Losses on sales of equity securities	(8,357)	(5,685)	(2,672)
Losses on write-down of equity securities	(6,690)	(4,477)	(2,212)
Other non-recurring gains (losses)	4,537	(11,712)	16,250

Ordinary profits	538,379	547,253	(8,874)

Net extraordinary gains (losses)	13,266	(36,212)	49,478
Net gains (losses) on disposition of fixed assets	(4,101)	(1,274)	(2,826)
Losses on impairment of fixed assets	(951)	(460)	(491)
Gain on sales of equity securities of subsidiaries	18,319	—	18,319
Provision for reserve for contingent losses	—	(34,477)	34,477
Income before income taxes	551,645	511,041	40,604
Income taxes-current	119,046	138,988	(19,942)
Income taxes-deferred	52,945	17,594	35,350
Total taxes	171,991	156,582	15,408

Net income	379,654	354,458	25,195

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	21,264	66,911	(45,646)

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2015 (A)	September 30, 2014 (B)
Gross profits	236,353	221,191	15,162
Gross profits before credit costs for trust accounts	236,352	220,719	15,633
Trust fees	52,029	48,932	3,096
Trust fees before credit costs for trust accounts	52,028	48,461	3,567
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	4,668	3,588	1,079
Other trust fees	47,360	44,873	2,487
Credit costs for trust accounts (1)	0	471	(470)
Net interest income	91,167	80,018	11,149
Net fees and commissions	94,006	80,822	13,184
Net trading profits	12,972	19,258	(6,286)
Net other business profits	(13,822)	(7,840)	(5,981)
Net gains (losses) on debt securities	(2,103)	(754)	(1,349)
General and administrative expenses	129,276	123,199	6,077
Amortization of goodwill	531	458	73
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	107,607	97,978	9,629
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	107,075	97,520	9,555
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	107,076	97,991	9,084
Net non-recurring gains (losses)	8,260	23,933	(15,673)
Credit costs (3)	(275)	(816)	540
Losses on loan write-offs	(161)	(27)	(134)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(114)	(788)	674
Reversal of allowance for credit losses (4)	1,507	9,374	(7,867)
Reversal of reserve for contingent losses included in credit costs (5)	—	20	(20)
Gains on loans written-off (6)	192	310	(118)
Net gains (losses) on equity securities	1,929	6,629	(4,700)
Gains on sales of equity securities	5,977	7,314	(1,336)
Losses on sales of equity securities	(3,003)	(547)	(2,455)
Losses on write-down of equity securities	(1,045)	(136)	(908)
Profits (losses) from investments in affiliates	5,853	4,851	1,001
Other non-recurring gains (losses)	(945)	3,562	(4,508)

Ordinary profits	115,336	121,925	(6,588)

Net extraordinary gains (losses)	(512)	4,474	(4,986)
Net gains (losses) on disposition of fixed assets	(4)	(1,733)	1,729
Losses on impairment of fixed assets	(508)	(2,950)	2,442
Gains on change in equity	—	9,159	(9,159)
Income before income taxes and others	114,824	126,399	(11,575)
Income taxes-current	28,446	36,125	(7,678)
Income taxes-deferred	1,265	(613)	1,878
Total taxes	29,712	35,511	(5,799)
Profits	85,111	90,887	(5,775)
Profits attributable to non-controlling interests	5,517	4,126	1,390

Profits attributable to owners of parent	79,594	86,760	(7,166)

Note:

* Netbusiness profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,424	9,361	(7,937)

Number of consolidated subsidiaries	56	57	(1)
Number of affiliated companies accounted for under the equity method	12	12	—

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2015 (A)	September 30, 2014 (B)
Gross profits	186,677	180,146	6,531
Gross profits before credit costs for trust accounts	186,677	179,674	7,002
Domestic gross profits	151,947	138,984	12,962
Trust fees	45,638	42,402	3,236
Trust fees before credit costs for trust accounts	45,638	41,931	3,707
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	4,668	3,588	1,079
Other trust fees	40,969	38,342	2,627
Credit costs for trust accounts (1)	0	471	(470)
Net interest income	49,755	42,088	7,667
Net fees and commissions	48,262	45,397	2,865
Net trading profits	12,704	20,295	(7,590)
Net other business profits	(4,414)	(11,198)	6,784
Net gains (losses) on debt securities	384	(2,443)	2,827
Non-domestic gross profits	34,730	41,161	(6,431)
Net interest income	46,111	41,191	4,920
Net fees and commissions	1,713	93	1,620
Net trading profits	(2,660)	(2,988)	328
Net other business profits	(10,434)	2,865	(13,300)
Net gains (losses) on debt securities	(2,402)	1,688	(4,091)
General and administrative expenses	91,008	90,755	252
Personnel expenses	35,081	34,604	477
Non-personnel expenses	52,641	51,842	799
Taxes	3,284	4,309	(1,024)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	95,669	88,919	6,749
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	95,669	89,390	6,278
Net non-recurring gains (losses)	3,880	20,774	(16,893)
Credit costs (3)	(264)	(789)	525
Losses on loan write-offs	(150)	(1)	(149)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(114)	(788)	674
Reversal of allowance for credit losses (4)	1,407	9,410	(8,002)
Reversal of reserve for contingent losses included in credit costs (5)	—	20	(20)
Gains on loans written-off (6)	168	277	(108)
Net gains (losses) on equity securities	1,922	6,629	(4,707)
Gains on sales of equity securities	5,971	7,314	(1,342)
Losses on sales of equity securities	(3,003)	(547)	(2,455)
Losses on write-down of equity securities	(1,045)	(136)	(908)
Other non-recurring gains (losses)	645	5,226	(4,580)

Ordinary profits	99,549	110,164	(10,614)

Net extraordinary gains (losses)	(454)	(4,604)	4,150
Net gains (losses) on disposition of fixed assets	11	(1,662)	1,673
Losses on impairment of fixed assets	(465)	(2,942)	2,476
Income before income taxes	99,095	105,560	(6,464)
Income taxes-current	22,901	31,309	(8,408)
Income taxes-deferred	5,835	913	4,921
Total taxes	28,736	32,223	(3,486)

Net income	70,359	73,336	(2,977)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1,312	9,389	(8,077)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2015 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2014 (B)
Total average interest rate on interest-earning assets (a)	0.65	0.00	0.65
Average interest rate on loans and bills discounted (b)	0.95	(0.09)	1.04
Average interest rate on securities	0.80	0.30	0.49
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.66	(0.06)	0.73
Average interest rate on deposits and NCD (d)	0.03	(0.00)	0.03
Average interest rate on other liabilities	0.18	0.01	0.17
Overall interest rate spread (a)-(c)	(0.01)	0.06	(0.07)
Interest rate spread (b)-(d)	0.91	(0.09)	1.01

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.13	(0.09)	1.23
Interest rate spread (e)-(d)	1.10	(0.09)	1.19

MUTB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2015 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2014 (B)
Total average interest rate on interest-earning assets (a)	0.60	0.03	0.56
Average interest rate on loans and bills discounted (b)	0.68	(0.08)	0.77
Average interest rate on securities	0.88	0.31	0.57
Total average interest rate on interest-bearing liabilities (c)	0.16	(0.00)	0.17
Average interest rate on deposits and NCD (d)	0.13	(0.00)	0.14
Overall interest rate spread (a)-(c)	0.43	0.04	0.39
Interest rate spread (b)-(d)	0.55	(0.07)	0.63

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.68	(0.08)	0.77
Interest rate spread (e)-(d)	0.55	(0.07)	0.63

BTMU and MUTB Combined

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2015 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2014 (B)
Average interest rate on loans and bills discounted (a)	0.91	(0.09)	1.00
Average interest rate on deposits and NCD (b)	0.04	(0.00)	0.05
Interest rate spread (a)-(b)	0.86	(0.09)	0.95

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.05	(0.09)	1.15
Interest rate spread (c)-(b)	1.01	(0.09)	1.10

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2015
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	830.8	7,202.1	12,926.8	20,959.8
Receive-floater/pay-fix	697.4	4,147.2	6,494.1	11,338.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,528.2	11,349.3	19,420.9	32,298.6

BTMU Consolidated
	(in billions of yen)
	As of September 30, 2015
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	655.3	5,346.6	12,890.8	18,892.8
Receive-floater/pay-fix	282.2	2,482.2	5,050.6	7,815.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	937.6	7,828.9	17,941.4	26,708.0

MUTB Consolidated
	(in billions of yen)
	As of September 30, 2015
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	175.5	1,855.5	36.0	2,067.0
Receive-floater/pay-fix	411.7	1,600.5	1,462.9	3,475.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	587.2	3,456.0	1,498.9	5,542.2

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	4,017,545	46,520	54,262	7,741	4,133,677	53,728	59,081	5,352
Domestic bonds	1,101,170	22,974	22,974	—	1,126,212	14,556	16,091	1,535
Government bonds	1,101,170	22,974	22,974	—	1,126,212	14,556	16,091	1,535
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	2,916,375	23,546	31,287	7,741	3,007,465	39,172	42,990	3,817
Foreign bonds	1,232,097	13,579	17,306	3,727	1,006,421	15,813	17,244	1,431
Other	1,684,277	9,966	13,980	4,014	2,001,043	23,359	25,745	2,386

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	62,203,622	3,094,063	3,333,392	239,328	69,336,270	4,133,200	4,244,272	111,071
Domestic equity securities	5,217,945	2,460,403	2,524,490	64,086	5,721,393	2,930,019	2,969,586	39,566
Domestic bonds	31,514,498	316,893	320,858	3,965	36,520,219	326,376	331,539	5,163
Government bonds	29,114,239	266,242	266,658	416	34,084,434	273,479	274,856	1,377
Municipal bonds	191,424	4,693	4,743	50	188,316	5,374	5,441	67
Corporate bonds	2,208,834	45,957	49,456	3,498	2,247,468	47,522	51,241	3,718
Other	25,471,179	316,766	488,043	171,276	27,094,657	876,804	943,146	66,341
Foreign equity securities	133,727	2,189	21,047	18,858	191,401	58,466	59,040	574
Foreign bonds	21,505,046	306,577	343,701	37,123	22,564,990	597,340	623,146	25,805
Other	3,832,406	8,000	123,294	115,294	4,338,265	220,996	260,958	39,961

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,785,423	32,941	36,955	4,014	3,102,252	37,860	41,782	3,921
Stocks of subsidiaries and affiliates	843,460	(134,261)	31,520	165,782	865,646	206,054	214,537	8,482

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	43,752,287	2,245,632	2,437,472	191,840	48,785,016	3,073,221	3,144,265	71,043
Domestic equity securities	4,258,821	1,897,573	1,961,448	63,875	4,673,946	2,291,397	2,329,749	38,351
Domestic bonds	25,439,552	263,374	264,746	1,371	29,967,153	275,064	277,934	2,870
Other	14,053,912	84,683	211,277	126,593	14,143,916	506,759	536,580	29,821
Foreign equity securities	122,761	(2,780)	16,055	18,836	178,531	53,595	53,975	380
Foreign bonds	11,463,765	157,361	168,678	11,316	10,872,292	352,571	357,787	5,215
Other	2,467,385	(69,897)	26,543	96,440	3,093,093	100,591	124,817	24,225

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,201,503	7,873,062	5,110,422	3,355,710	12,326,240	10,215,947	5,198,489	3,327,684
Government bonds	10,082,769	7,185,570	4,706,972	2,446,999	12,140,028	9,488,185	4,809,644	2,515,940
Municipal bonds	500	114,492	75,950	336	8,288	109,795	69,720	348
Corporate bonds	118,233	572,999	327,499	908,375	177,923	617,966	319,124	811,396
Other	2,843,140	4,692,892	4,849,262	1,320,618	1,882,058	3,802,126	5,557,515	2,548,304
Foreign bonds	2,669,493	4,327,723	3,612,603	835,526	1,582,064	3,197,740	4,265,657	1,805,117
Other	173,647	365,168	1,236,659	485,092	299,994	604,385	1,291,857	743,186

Total	13,044,643	12,565,954	9,959,685	4,676,329	14,208,298	14,018,074	10,756,005	5,875,988

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	—	—	—	—	24,978	54	54	—
Stocks of subsidiaries and affiliates	57,771	71,380	71,380	—	57,771	133,960	134,064	104

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	14,949,935	765,598	803,079	37,480	16,903,411	966,807	988,212	21,404
Domestic equity securities	1,007,400	491,131	501,815	10,683	1,081,815	556,050	563,430	7,380
Domestic bonds	6,088,671	52,767	55,487	2,719	6,479,441	50,320	52,709	2,389
Other	7,853,864	221,699	245,777	24,077	9,342,154	360,436	372,071	11,634
Foreign equity securities	53	27	27	0	36	24	24	—
Foreign bonds	6,888,803	146,915	154,847	7,931	8,455,745	243,361	244,759	1,397
Other	965,007	74,756	90,901	16,145	886,372	117,050	127,287	10,236

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2015				As of March 31, 2015
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,300,220	3,977,471	791,770	19,208	690,184	4,813,751	981,359	19,123
Government bonds	1,243,608	3,815,220	721,790	16,182	646,795	4,617,073	910,789	16,089
Municipal bonds	—	106	—	38	—	123	—	40
Corporate bonds	56,612	162,144	69,980	2,988	43,389	196,555	70,570	2,994
Other	801,199	3,316,991	2,125,802	1,247,116	633,296	4,060,046	2,863,534	1,276,777
Foreign bonds	780,723	2,796,594	2,064,396	1,247,089	632,681	3,739,713	2,822,844	1,260,506
Other	20,475	520,397	61,405	27	615	320,333	40,689	16,271

Total	2,101,419	7,294,463	2,917,572	1,266,325	1,323,481	8,873,798	3,844,893	1,295,900

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2015 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2014 (B)
ROE	9.59	(0.59)	10.18

Note:

ROE is computed as follows:

(profits attributable to owners of parent × 2) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of September 30, 2015 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
(1) Total capital ratio (4)/(7)	15.68%	0.00%	15.68%
(2) Tier 1 capital ratio (5)/(7)	12.73%	0.10%	12.62%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.23%	0.09%	11.14%
(4) Total capital	17,562.8	10.5	17,552.3
(5) Tier 1 capital	14,254.1	123.8	14,130.3
(6) Common Equity Tier 1 capital	12,571.9	105.3	12,466.6
(7) Risk weighted assets	111,939.3	37.7	111,901.5
(8) Required Capital (7)×8%	8,955.1	3.0	8,952.1

BTMU Consolidated	(in billions of yen)
	As of September 30, 2015 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
(1) Total capital ratio (4)/(7)	15.39%	(0.21)%	15.61%
(2) Tier 1 capital ratio (5)/(7)	12.23%	(0.10)%	12.33%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.77%	(0.11)%	10.88%
(4) Total capital	13,622.3	(108.3)	13,730.7
(5) Tier 1 capital	10,821.3	(27.4)	10,848.8
(6) Common Equity Tier 1 capital	9,530.0	(41.8)	9,571.8
(7) Risk weighted assets	88,464.9	532.7	87,932.1
(8) Required Capital (7)×8%	7,077.1	42.6	7,034.5

MUTB Consolidated	(in billions of yen)
	As of September 30, 2015 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
(1) Total capital ratio (4)/(7)	19.08%	(0.07)%	19.15%
(2) Tier 1 capital ratio (5)/(7)	15.66%	0.40%	15.26%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.15%	0.45%	14.70%
(4) Total capital	2,280.1	(56.6)	2,336.7
(5) Tier 1 capital	1,871.5	10.1	1,861.4
(6) Common Equity Tier 1 capital	1,811.0	17.4	1,793.5
(7) Risk weighted assets	11,948.2	(248.8)	12,197.0
(8) Required Capital (7)×8%	955.8	(19.9)	975.7

BTMU Non-consolidated	(in billions of yen)
	As of September 30, 2015 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
(1) Total capital ratio (4)/(7)	16.91%	(0.32)%	17.23%
(2) Tier 1 capital ratio (5)/(7)	13.37%	(0.16)%	13.54%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.76%	(0.14)%	11.90%
(4) Total capital	12,365.0	(101.9)	12,466.9
(5) Tier 1 capital	9,777.6	(14.1)	9,791.8
(6) Common Equity Tier 1 capital	8,598.2	(12.9)	8,611.2
(7) Risk weighted assets	73,104.1	787.3	72,316.7
(8) Required Capital (7)×8%	5,848.3	62.9	5,785.3

MUTB Non-consolidated	(in billions of yen)
	As of September 30, 2015 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
(1) Total capital ratio (4)/(7)	18.99%	(0.17)%	19.16%
(2) Tier 1 capital ratio (5)/(7)	15.10%	0.19%	14.90%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.59%	0.24%	14.35%
(4) Total capital	2,239.7	(79.1)	2,318.9
(5) Tier 1 capital	1,781.4	(22.1)	1,803.5
(6) Common Equity Tier 1 capital	1,721.5	(14.8)	1,736.4
(7) Risk weighted assets	11,793.3	(305.8)	12,099.1
(8) Required Capital (7)×8%	943.4	(24.4)	967.9

Note:

(1)	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.
(2)	There may be restatements in the consolidated capital ratios and the stand-alone capital ratios, due to possible amendments of certain figures used for the calculation of the floor adjustment, which forms part of the risk-weighted assets.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2015 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	23,438	0.02%	23,586	0.02%	(148)	(0.00)%
Non-accrual delinquent loans	826,077	0.73%	811,478	0.74%	14,598	(0.00)%
Accruing loans contractually past due 3 months or more	53,635	0.04%	51,034	0.04%	2,600	0.00%
Restructured loans	583,867	0.52%	653,839	0.59%	(69,972)	(0.07)%

Total risk monitored loans	1,487,018	1.32%	1,539,939	1.40%	(52,921)	(0.07)%

Total loans and bills discounted	111,837,805	——	109,368,340	——	2,469,465	——

Written-off	437,768	——	478,168	——	(40,399)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2015 (A)	% to total risk monitored loans	As of March 31, 2015 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	915,433	61.56%	995,784	64.66%	(80,350)	(3.10)%
General allowance for credit losses	671,872	——	766,272	——	(94,399)	——
Specific allowance for credit losses	243,149	——	228,297	——	14,852	——
Allowance for credit to specific foreign borrowers	411	——	1,214	——	(803)	——

(3)	Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	1,127,518	1,242,070	(114,552)
Overseas	359,499	297,868	61,630
Asia	133,385	108,805	24,580
Indonesia	3,667	4,348	(681)
Singapore	20,932	1,082	19,850
Thailand	89,047	88,049	998
Hong Kong	812	—	812
China	111	110	0
Other	18,813	15,214	3,599
Americas	128,957	100,784	28,173
Europe, Middle East and Other	97,155	88,279	8,876

Total	1,487,018	1,539,939	(52,921)

Classified by Industry

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	1,127,518	1,242,070	(114,552)
Manufacturing	309,548	346,306	(36,757)
Construction	23,582	26,871	(3,288)
Wholesale and retail	186,749	211,910	(25,161)
Finance and insurance	4,750	5,681	(930)
Real estate, goods rental and leasing	108,715	121,771	(13,055)
Services	73,956	82,905	(8,948)
Other industries	36,700	44,908	(8,208)
Consumer	383,514	401,716	(18,201)
Overseas	359,499	297,868	61,630
Financial institutions	7,535	8,496	(960)
Commercial and industrial	204,094	120,954	83,140
Other	147,868	168,418	(20,549)

Total	1,487,018	1,539,939	(52,921)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans
	(in millions of yen)
	As of September 30, 2015 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	14,947	0.01%	14,913	0.01%	33	(0.00)%
Non-accrual delinquent loans	617,963	0.72%	606,554	0.73%	11,409	(0.00)%
Accruing loans contractually past due 3 months or more	57,385	0.06%	55,538	0.06%	1,847	0.00%
Restructured loans	416,878	0.49%	483,795	0.58%	(66,916)	(0.09)%

Total risk monitored loans	1,107,175	1.30%	1,160,802	1.40%	(53,627)	(0.09)%

Total loans and bills discounted	84,834,422	——	82,740,384	——	2,094,038	——

Written-off	325,840	——	340,284	——	(14,443)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2015 (A)	% to total risk monitored loans	As of March 31, 2015 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	563,583	50.90%	644,579	55.52%	(80,996)	(4.62)%
General allowance for credit losses	400,093	——	492,721	——	(92,627)	——
Specific allowance for credit losses	163,078	——	150,643	——	12,434	——
Allowance for credit to specific foreign borrowers	411	——	1,214	——	(803)	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	926,227	1,034,888	(108,661)
Overseas	180,948	125,913	55,034
Asia	40,495	16,510	23,984
Indonesia	74	1,397	(1,322)
Singapore	20,932	—	20,932
Thailand	—	—	—
Hong Kong	812	—	812
China	—	—	—
Other	18,674	15,113	3,561
Americas	43,296	21,123	22,172
Europe, Middle East and Other	97,155	88,279	8,876

Total	1,107,175	1,160,802	(53,627)

Classified by Industry

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	926,227	1,034,888	(108,661)
Manufacturing	290,115	326,239	(36,123)
Construction	22,863	26,136	(3,272)
Wholesale and retail	184,904	207,464	(22,560)
Finance and insurance	4,470	5,374	(903)
Real estate	94,521	106,276	(11,755)
Goods rental and leasing	4,700	4,914	(213)
Services	73,559	82,495	(8,935)
Other industries	36,362	44,024	(7,661)
Consumer	214,728	231,963	(17,234)
Overseas	180,948	125,913	55,034
Financial institutions	7,453	7,298	155
Commercial and industrial	113,662	40,586	73,076
Other	59,831	78,029	(18,197)

Total	1,107,175	1,160,802	(53,627)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2015 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	468	0.00%	476	0.00%	(7)	(0.00)%
Non-accrual delinquent loans	18,461	0.14%	23,093	0.18%	(4,631)	(0.04)%
Accruing loans contractually past due 3 months or more	472	0.00%	405	0.00%	67	0.00%
Restructured loans	20,314	0.15%	21,460	0.17%	(1,145)	(0.01)%

Total risk monitored loans	39,717	0.30%	45,434	0.36%	(5,717)	(0.05)%

Total loans and bills discounted	12,960,358	——	12,609,827	——	350,531	——

Written-off	8,595	——	11,918	——	(3,322)	——
(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2015 (A)	% to total risk monitored loans	As of March 31, 2015 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	34,198	86.10%	38,549	84.84%	(4,351)	1.25%
General allowance for credit losses	31,074	——	32,000	——	(925)	——
Specific allowance for credit losses	3,123	——	6,548	——	(3,425)	——
Allowance for credit to specific foreign borrowers	0	——	0	——	(0)	——

(3)    Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	39,692	44,340	(4,648)
Overseas	25	1,094	(1,069)
Asia	—	1,082	(1,082)
Indonesia	—	—	—
Singapore	—	1,082	(1,082)
Thailand	—	—	—
Hong Kong	—	—	—
China	—	—	—
Other	—	—	—
Americas	25	12	12
Europe, Middle East and Other	—	—	—

Total	39,717	45,434	(5,717)

Classified by Industry

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	39,692	44,340	(4,648)
Manufacturing	19,401	20,036	(634)
Construction	699	714	(15)
Wholesale and retail	1,673	4,254	(2,580)
Finance and insurance	256	282	(26)
Real estate	9,415	10,480	(1,064)
Goods rental and leasing	—	—	—
Services	372	385	(12)
Other industries	331	878	(546)
Consumer	7,540	7,308	232
Overseas	25	1,094	(1,069)
Financial institutions	—	1,082	(1,082)
Commercial and industrial	—	—	—
Other	25	12	12

Total	39,717	45,434	(5,717)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1)    Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2015 (A)	% to total loans and bills discounted	As of March 31, 2015 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	3	0.01%	3	0.01%	(0)	0.00%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	170	0.67%	165	0.61%	4	0.06%
Restructured loans	633	2.51%	751	2.78%	(117)	(0.27)%

Total risk monitored loans	808	3.20%	921	3.41%	(113)	(0.20)%

Total loans and bills discounted	25,235	——	27,008	——	(1,772)	——

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	75	81	(5)
(3) Classification of Risk-Monitored Loans Classified by Industry
	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	808	921	(113)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	580	688	(108)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	227	232	(4)

Total	808	921	(113)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	123,060	89,866	33,193
Doubtful	545,440	571,436	(25,995)
Special Attention	495,734	561,985	(66,251)
Non Performing Loans (1)	1,164,235	1,223,289	(59,053)

Normal	106,175,620	104,112,357	2,063,262

Total	107,339,855	105,335,646	2,004,209

Non Performing Loans / Total	1.08%	1.16%	(0.07)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	921,620	940,856	(19,236)
Allowance for credit losses	311,609	321,940	(10,330)
Collateral, guarantees, etc.	610,010	618,916	(8,905)

Coverage ratio (2) / (1)	79.16%	76.91%	2.24%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	123,060		19,669		103,390			100.00%
	[89,866	]	[1,191	]	[88,674	]		[100.00	%]
Doubtful	545,440		144,691		285,210			78.81%
	[571,436	]	[153,008	]	[300,448	]		[79.35	%]
Special Attention	495,734		147,247		221,409			74.36%
	[561,985	]	[167,740	]	[229,792	]		[70.73	%]
Total	1,164,235		311,609		610,010			79.16%
	[1,223,289	]	[321,940	]	[618,916	]		[76.91	%]

Note: The upper figures are as of September 30, 2015. The lower figures with brackets are as of March 31, 2015.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	978,298	1,091,554	(113,256)
Manufacturing	310,934	347,914	(36,980)
Construction	23,710	26,937	(3,226)
Wholesale and retail	192,782	216,734	(23,952)
Finance and insurance	6,302	7,279	(976)
Real estate	104,850	118,470	(13,620)
Goods rental and leasing	4,705	4,922	(217)
Services	74,458	83,500	(9,041)
Other industries	37,637	45,901	(8,264)
Consumer	222,916	239,892	(16,976)
Overseas	185,937	131,735	54,202
Financial institutions	7,453	8,380	(927)
Commercial and industrial	118,626	45,312	73,314
Other	59,856	78,041	(18,184)

Total	1,164,235	1,223,289	(59,053)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	121,072	87,955	33,116
Doubtful	528,363	549,635	(21,271)
Special Attention	474,264	539,334	(65,069)
Non Performing Loans (1)	1,123,700	1,176,925	(53,224)

Normal	92,825,526	91,117,065	1,708,460

Total	93,949,227	92,293,991	1,655,236

Non Performing Loans / Total	1.19%	1.27%	(0.07)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	889,767	905,598	(15,831)
Allowance for credit losses	301,350	308,487	(7,136)
Collateral, guarantees, etc.	588,416	597,111	(8,694)

Coverage ratio (2) / (1)	79.18%	76.94%	2.23%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	121,072		19,657		101,414		100.00%		100.00%
	[87,955	]	[1,176	]	[86,778	]	[100.00	%]	[100.00	%]
Doubtful	528,363		142,060		273,626		55.76%		78.67%
	[549,635	]	[147,035	]	[288,723	]	[56.35	%]	[79.28	%]
Special Attention	474,264		139,632		213,374		53.52%		74.43%
	[539,334	]	[160,274	]	[221,609	]	[50.44	%]	[70.80	%]
Total	1,123,700		301,350		588,416		56.29%		79.18%
	[1,176,925	]	[308,487	]	[597,111	]	[53.20	%]	[76.94	%]

Note:	The upper figures are as of September 30, 2015. The lower figures with brackets are as of March 31, 2015.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	937,788	1,046,284	(108,496)
Manufacturing	291,532	327,878	(36,345)
Construction	23,011	26,223	(3,211)
Wholesale and retail	191,108	212,480	(21,371)
Finance and insurance	6,045	6,996	(950)
Real estate	94,854	107,302	(12,447)
Goods rental and leasing	4,705	4,922	(217)
Services	74,085	83,115	(9,029)
Other industries	37,305	45,023	(7,717)
Consumer	215,138	232,343	(17,205)
Overseas	185,912	130,640	55,271
Financial institutions	7,453	7,298	155
Commercial and industrial	118,626	45,312	73,314
Other	59,831	78,029	(18,197)

Total	1,123,700	1,176,925	(53,224)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Non Performing Loans

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	1,976	1,898	77
Doubtful	16,963	21,678	(4,715)
Special Attention	20,787	21,865	(1,078)
Non Performing Loans (1)	39,726	45,442	(5,716)

Normal	13,325,666	12,969,204	356,461

Total	13,365,392	13,014,647	350,745

Non Performing Loans / Total	0.29%	0.34%	(0.05)%
(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	31,232	34,572	(3,340)
Allowance for credit losses	10,258	13,453	(3,194)
Collateral, guarantees, etc.	20,973	21,118	(145)

Coverage ratio (2) / (1)	78.61%	76.07%	2.53%

(3)    Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	1,976		12		1,963		100.00%		100.00%
	[1,898	]	[14	]	[1,883	]	[100.00	%]	[100.00	%]
Doubtful	16,963		2,630		11,487		48.04%		83.23%
	[21,678	]	[5,972	]	[11,623	]	[59.40	%]	[81.16	%]
Special Attention	20,787		7,615		7,521		57.40%		72.82%
	[21,865	]	[7,465	]	[7,611	]	[52.37	%]	[68.95	%]
Total	39,726		10,258		20,973		54.70%		78.61%
	[45,442	]	[13,453	]	[21,118	]	[55.30	%]	[76.07	%]

Note:	The upper figures are as of September 30, 2015. The lower figures with brackets are as of March 31, 2015.

(4)    Classified by Industry

	(in millions of yen)
	As of September 30, 2015 (A)	As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic	39,701	44,348	(4,646)
Manufacturing	19,401	20,036	(634)
Construction	699	714	(15)
Wholesale and retail	1,673	4,254	(2,580)
Finance and insurance	256	282	(26)
Real estate	9,415	10,480	(1,064)
Goods rental and leasing	—	—	—
Services	372	385	(12)
Other industries	331	878	(546)
Consumer	7,549	7,316	233
Overseas	25	1,094	(1,069)
Financial institutions	—	1,082	(1,082)
Commercial and industrial	—	—	—
Other	25	12	12

Total	39,726	45,442	(5,716)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)    Non Performing Loans

					(in millions of yen)
					As of September 30, 2015 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					11		12	(0)
Doubtful					113		122	(8)
Special Attention					682		786	(103)
Non Performing Loans (1)					808		921	(113)

Normal					24,427		26,086	(1,659)

Total					25,235		27,008	(1,772)

Non Performing Loans / Total					3.20%		3.41%	(0.20)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of September 30, 2015 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					620		686	(65)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					620		686	(65)

Coverage ratio (2) / (1)					76.82%		74.50%	2.32%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	11		—		11			100.00%
	[12	]	[—	]	[12	]		[100.00%]
Doubtful	113		—		96			84.71%
	[122	]	[—	]	[101	]		[83.05%]
Special Attention	682		—		512			75.10%
	[786	]	[—	]	[572	]		[72.76%]
Total	808		—		620			76.82%
	[921	]	[—	]	[686	]		[74.50%]

Note: The upper figures are as of September 30, 2015. The lower figures with brackets are as of March 31, 2015. (4) Classified by Industry
					(in millions of yen)
					As of September 30, 2015 (A)		As of March 31, 2015 (B)	Increase (Decrease) (A) - (B)
Domestic					808		921	(113)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					580		688	(108)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					227		232	(4)

Total					808		921	(113)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[103.3]		[18.5]	[1.0] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [123.0]	Loans to bankrupt borrowers [15.4]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [636.4]
Potentially Bankrupt Borrowers	[285.8]		[259.4]		55.60%	ii) Doubtful [545.3]

Borrowers Requiring Caution (Special Attention Borrowers)	[495.0]				53.70%	iii) Special Attention [495.0]	Accruing loans contractually past due 3 months or more [57.8]
							Restructured loans [437.1]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [106,151.1]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,163.4	1,146.8

						Total

						i) + ii) + iii) + iv)
						107,314.6

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2013	As of March 31, 2014	As of March 31, 2015 (A)	As of September 30, 2015 (B)	(B) - (A)
Assets newly categorized during fiscal 2012	340,637	204,404	94,261	74,565	(19,695)
Assets newly categorized during fiscal 2013		195,312	121,427	100,221	(21,206)
Assets newly categorized during fiscal 2014			98,674	76,810	(21,864)
Assets newly categorized during fiscal 2015				133,996

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2015
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	2,049	——	——
Reconstructive treatment	2,566	——	——
Upgrade due to reconstructive treatment	—	——	——
Loan sold to secondary market	2,019	——	——
Write-offs	11,472	——	——
Others	104,043	——	——
Collection / Repayment	56,833	——	——
Upgrade	47,209	——	——

Total	122,151	17,891	104,259

Amount in process for disposition	77,117

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1)	Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2013	As of March 31, 2014	As of March 31, 2015 (A)	As of September 30, 2015 (B)	(B) - (A)
Assets newly categorized during fiscal 2012	15,711	8,784	1,845	1,729	(116)
Assets newly categorized during fiscal 2013		6,315	3,069	2,800	(268)
Assets newly categorized during fiscal 2014			7,495	2,568	(4,926)
Assets newly categorized during fiscal 2015				2,426

(2)	Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2015
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—	——	——
Reconstructive treatment	—	——	——
Upgrade due to reconstructive treatment	—	——	——
Loan sold to secondary market	—	——	——
Write-offs	3,017	——	——
Others	4,056	——	——
Collection / Repayment	3,043	——	——
Upgrade	1,012	——	——

Total	7,073	6,909	164

Amount in process for disposition	2,092

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	71,397,455	1,962,436	69,435,019
Manufacturing	10,261,397	104,589	10,156,808
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	155,182	(8,921)	164,103
Construction	787,765	(47,298)	835,063
Utilities	1,650,394	(49,154)	1,699,548
Communication and information services	1,223,474	(58,455)	1,281,929
Transport and postal activities	2,290,348	120,007	2,170,341
Wholesale and retail	6,588,769	(42,004)	6,630,773
Finance and insurance	8,100,460	(465)	8,100,925
Real estate	8,472,788	(53,655)	8,526,443
Goods rental and leasing	1,843,044	43,620	1,799,424
Services	2,485,913	(170,408)	2,656,321
Municipal government	615,731	(41,685)	657,416
Other industries (including loans to the Japanese government)	26,922,178	2,166,269	24,755,909
Overseas offices and loans booked at offshore markets	26,522,558	494,989	26,027,568

Total	97,920,014	2,457,425	95,462,588

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	16,468,506	(180,399)	16,648,906
Housing loans	15,685,145	(193,973)	15,879,119
Residential purpose	13,382,455	(103,811)	13,486,267
Other	783,361	13,574	769,786
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	38,978,411	200,231	38,778,180
% to total domestic loans	54.59%	(1.25)%	55.84%

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	60,785,334	1,922,378	58,862,955
Manufacturing	8,148,218	92,685	8,055,533
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	151,085	(8,639)	159,724
Construction	688,655	(39,031)	727,686
Utilities	1,224,713	(51,799)	1,276,512
Communication and information services	1,005,141	(51,765)	1,056,906
Transport and postal activities	1,671,863	133,405	1,538,458
Wholesale and retail	5,618,224	(45,208)	5,663,432
Finance and insurance	5,959,983	(37,689)	5,997,672
Real estate	6,681,990	(35,055)	6,717,045
Goods rental and leasing	1,196,757	16,255	1,180,502
Services	2,342,185	(139,390)	2,481,575
Municipal government	605,528	(40,298)	645,826
Other industries (including loans to the Japanese government)	25,490,992	2,128,908	23,362,084
Overseas offices and loans booked at offshore markets	24,049,087	171,659	23,877,428

Total	84,834,422	2,094,038	82,740,384

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	15,120,662	(197,929)	15,318,592
Housing loans	14,343,383	(212,022)	14,555,405
Residential purpose	12,219,426	(133,664)	12,353,090
Other	777,279	14,092	763,187
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	33,537,816	50,697	33,487,119
% to total domestic loans	55.17%	(1.71)%	56.88%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	10,486,888	27,201	10,459,686
Manufacturing	2,113,179	11,904	2,101,275
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	4,097	(282)	4,379
Construction	99,110	(8,267)	107,377
Utilities	425,681	2,645	423,036
Communication and information services	218,333	(6,690)	225,023
Transport and postal activities	618,485	(9,840)	628,325
Wholesale and retail	970,545	3,204	967,341
Finance and insurance	2,136,238	32,985	2,103,253
Real estate	1,781,889	(17,596)	1,799,485
Goods rental and leasing	646,287	27,365	618,922
Services	143,722	(31,018)	174,740
Municipal government	4,827	(1,358)	6,185
Other industries (including loans to the Japanese government)	1,324,485	24,151	1,300,334
Overseas offices and loans booked at offshore markets	2,473,470	323,329	2,150,140

Total	12,960,358	350,531	12,609,827

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	1,337,284	18,387	1,318,897
Housing loans	1,331,304	18,881	1,312,423
Residential purpose	1,153,354	30,507	1,122,847
Other	5,979	(494)	6,474

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	5,324,978	137,329	5,187,649
% to total domestic loans	50.77%	1.18%	49.59%

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1)    Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Domestic offices (excluding loans booked at offshore markets)	125,233	12,856	112,376
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	—	(3,558)	3,558
Wholesale and retail	—	—	—
Finance and insurance	4,239	4,239	—
Real estate	8,909	(1,004)	9,913
Goods rental and leasing	—	—	—
Services	6	—	6
Municipal government	5,376	(29)	5,405
Other industries (including loans to the Japanese government)	106,701	13,210	93,491
Overseas offices and loans booked at offshore markets	—	—	—

Total	125,233	12,856	112,376

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Total domestic consumer loans	10,558	(856)	11,415
Housing loans	10,457	(833)	11,290
Residential purpose	9,675	(654)	10,329
Other	101	(23)	125

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Outstanding amount	115,617	12,205	103,412
% to total domestic loans	92.32%	0.29%	92.02%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Asia	7,472,937	(68,374)	7,541,312
Thailand	244,389	(43)	244,432
Indonesia	892,953	(36,181)	929,135
Malaysia	486,191	12,123	474,067
Philippines	261,410	45,957	215,453
South Korea	475,223	(53,281)	528,505
Singapore	1,334,760	(86,015)	1,420,775
Hong Kong	2,109,599	1,036	2,108,563
China	183,485	796	182,688
Taiwan	418,627	66,700	351,926
Others	1,066,295	(19,467)	1,085,763
Latin America	4,216,447	340,253	3,876,193
Argentina	22,947	18,947	4,000
Brazil	693,243	60,862	632,381
Mexico	414,456	1,029	413,427
Caribbean countries	2,651,403	319,547	2,331,856
Others	434,394	(60,133)	494,528
North America	7,407,031	176,565	7,230,466
United States of America	7,092,687	186,228	6,906,459
Canada	314,344	(9,663)	324,007
Western Europe	5,237,292	312,330	4,924,962
United Kingdom	2,102,209	111,618	1,990,590
Germany	492,832	35,658	457,174
France	368,507	36,147	332,359
Netherlands	758,905	46,319	712,586
Spain	162,814	9,450	153,363
Italy	215,000	7,360	207,639
Others	1,137,023	65,776	1,071,247
Eastern Europe	282,133	(67,177)	349,311
Others	3,870,799	(4,926)	3,875,726

Total	28,486,642	688,670	27,797,972

Note:	In addition to the (non-consolidated basis) loan balance stated above, six major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation : ¥9,248,607 million (a 98,417 million yen increase as compared with March 31, 2015.)
Bank of Ayudhya Public Company Limited : ¥3,632,523 million (a 60,286 million yen increase as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,603,517 million (a 15,802 million yen decrease as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥630,254 million (a 43,938 million yen decrease as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (Canada) : ¥422,568 million (a 24,906 million yen increase as compared with March 31, 2015.)
Bank of Tokyo-Mitsubishi UFJ (Malaysia) : ¥413,010 million (a 152,469 million yen increase as compared with March 31, 2015.)

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deposits (ending balance)	139,261,268	1,928,947	137,332,320
Deposits (average balance)	137,666,856	5,659,957	132,006,899
Loans (ending balance)	97,794,780	2,444,569	95,350,211
Loans (average balance)	96,919,100	2,124,813	94,794,286

BTMU Non-consolidated

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deposits (ending balance)	126,316,782	1,725,873	124,590,909
Deposits (average balance)	124,816,464	5,435,237	119,381,226
Loans (ending balance)	84,834,422	2,094,038	82,740,384
Loans (average balance)	84,283,344	1,583,906	82,699,437

MUTB Non-consolidated

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deposits (ending balance)	12,944,485	203,074	12,741,410
Deposits (average balance)	12,850,392	224,720	12,625,672
Loans (ending balance)	12,960,358	350,531	12,609,827
Loans (average balance)	12,635,756	540,907	12,094,849

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Individuals	70,735,898	320,706	70,415,191
Corporations and others	47,489,294	40,148	47,449,145
Domestic deposits	118,225,192	360,855	117,864,337
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. BTMU Non-consolidated
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Individuals	62,708,484	514,447	62,194,037
Corporations and others	44,034,674	(230,066)	44,264,741
Domestic deposits	106,743,158	284,380	106,458,778
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. MUTB Non-consolidated
	(in millions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Individuals	8,027,414	(193,740)	8,221,154
Corporations and others	3,454,620	270,215	3,184,404
Domestic deposits	11,482,034	76,475	11,405,559

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deferred tax assets	516.7	(54.3)	571.1
Allowance for credit losses	252.6	(28.4)	281.1
Write-down on investment securities	110.0	14.0	96.0
Unrealized losses on other securities	16.8	3.5	13.3
Reserve for retirement benefits	104.8	(0.4)	105.3
Other	185.9	(19.8)	205.8
Valuation allowance	(153.6)	(23.1)	(130.5)
Deferred tax liabilities	931.1	(225.3)	1,156.5
Unrealized gains on other securities	680.4	(244.8)	925.2
Net deferred gains on hedges	94.5	19.9	74.5
Revaluation gains on securities upon merger	68.4	(1.2)	69.6
Gains on securities contributed to employees’ retirement benefits trust	52.4	(0.1)	52.6
Other	35.2	0.9	34.3
Net deferred tax assets	(414.3)	171.0	(585.3)

(2)	Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2010	FY2011	FY2012	FY2013	FY2014	Interim FY2015
Net business profits before provision for general allowance for credit losses	1,006.5	1,022.8	1,001.5	855.9	931.4	480.4
Total credit costs	(166.1)	(125.3)	(56.6)	17.0	(70.7)	21.2
Income before income taxes	674.4	739.5	877.4	984.7	860.2	551.6
Reconciliation to taxable income	(24.0)	(305.1)	(561.4)	(336.2)	(12.6)	(193.5)
Taxable income	650.3	434.3	316.0	648.5	847.5	358.1

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2015 (B)
Deferred tax assets	56.9	(6.5)	63.5
Deferred losses on hedging instruments	25.6	(1.6)	27.2
Gains on securities related to employees’ retirement benefits trust	14.9	0.5	14.3
Allowance for credit losses	12.6	(1.8)	14.5
Write-down on investment securities	10.6	0.2	10.4
Other	31.8	(2.9)	34.7
Valuation allowance	(38.7)	(0.9)	(37.7)
Deferred tax liabilities	292.5	(60.6)	353.1
Unrealized gains on other securities	237.5	(63.8)	301.4
Reserve for retirement benefits	42.6	3.7	38.9
Other	12.2	(0.5)	12.7
Net deferred tax assets	(235.5)	54.1	(289.6)

(2)	Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2010	FY2011	FY2012	FY2013	FY2014	Interim FY2015
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	150.4	148.1	162.2	162.9	190.4	95.6
Total credit costs	(8.0)	(9.2)	(8.6)	18.0	(0.4)	1.3
Income before income taxes	101.9	113.5	173.5	184.4	201.4	99.0
Reconciliation to taxable income	(80.1)	(30.2)	(84.9)	(94.3)	(40.4)	(32.3)
Taxable income	21.7	83.3	88.6	90.1	160.9	66.7

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of September 2015 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

1.	Balance, net unrealized gains (losses), realized gains (losses)

(1)	The balance as of the end of September 2015 was ¥3.15 trillion in total, a decrease of ¥0.24 trillion from the balance as of the end of March 2015, mainly due to a decrease in CLOs.

(2)	Net unrealized losses were ¥10 billion, worsened by ¥6 billion compared to the end of March 2015.

(3)	P/L impact for the quarter ended September 30, 2015 was ¥1 billion.

	(¥bn)
					of which securities being held to maturity[2]
	Balance[1]	Change from end of March 2015	Net unrealized gains (losses)	Change from end of March 2015	Balance	Net unrealized gains (losses)
RMBS	18	(3)	4	0	0	0
Sub-prime RMBS	0	0	0	0	0	0
CMBS	401	(4)	0	(2)	211	(1)
CLOs	2,676	(201)	(15)	(2)	1,668	(8)
Other securitized products (card, etc.)	57	(30)	1	(2)	19	0
CDOs	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0
SIV	0	0	0	0	0	0

Total	3,152	(238)	(10)	(6)	1,898	(9)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

2.	Distribution by rating

(1)	AAA-rated products accounted for 87% of our investments in securitized products as of the end of September 2015, unchanged from the end of March 2015. The volume of holdings of high-rated securitized product decreased, while the total volume of holdings of securitized product also decreased, resulted unchange in the the ratio.

(2)	AAA and AA-rated products accounted for 98% of our investments in securitized products.

	(¥bn)
	AAA	AA	A	BBB	BB or lower	Unrated	Total
RMBS	1	2	0	9	5	0	18
Sub-prime RMBS	0	0	0	0	0	0	0
CMBS	160	241	0	0	0	0	401
CLOs	2,556	77	41	3	0	0	2,676
Other securitized products (card, etc.)	29	25	0	1	0	2	57
CDOs	0	0	0	0	0	0	0
Sub-prime ABS CDOs	0	0	0	0	0	0	0
SIV	0	0	0	0	0	0	0

Total	2,747	344	41	13	5	2	3,152

Percentage of total	87%	11%	1%	0%	0%	0%	100%
Percentage of total (End of March 2015)	87%	10%	1%	0%	0%	1%	100%

Mitsubishi UFJ Financial Group, Inc.

3.	Credit exposure related to leveraged loan (LBO loan)

(1)	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

(2)	The following table shows the balances of LBO loans as of the end of September 2015.

	(¥bn)
	Americas	Europe	Asia	Japan	Total	Change from end of March 2015
LBO Loan[3] (Balance on a commitment basis)	6	146	0	344	495	21
Balance on a booking basis	5	119	0	313	437	31

3 Includes balance after refinancing. (Figures are rounded off.)

4.	Special Purpose Entities (SPEs)

(1)	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

(2)	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of September 2015 was ¥4.60 trillion (including ¥2.39 trillion in overseas).

(3)	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables

Mitsubishi UFJ Financial Group, Inc.

2. Financial Statements

BTMU Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Assets:
Cash and due from banks	33,122,906	39,165,666
Call loans	274,077	156,268
Receivables under resale agreements	29,243	21,716
Receivables under securities borrowing transactions	341,200	679,437
Monetary claims bought	3,727,386	3,649,729
Trading assets	5,764,317	5,748,898
Money held in trust	31,132	59,830
Securities	52,873,408	47,875,327
Loans and bills discounted	82,740,384	84,834,422
Foreign exchanges	2,013,104	1,700,647
Other assets	6,224,547	6,272,966
Tangible fixed assets	873,973	871,928
Intangible fixed assets	398,550	393,436
Prepaid pension costs	225,683	241,348
Customers’ liabilities for acceptances and guarantees	6,657,095	6,612,754
Allowance for credit losses	(644,579)	(563,583)

Total assets	194,652,431	197,720,795

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Liabilities:
Deposits	124,590,909	126,316,782
Negotiable certificates of deposit	10,985,081	8,740,706
Call money	1,084,494	1,524,172
Payables under repurchase agreements	8,957,252	10,142,073
Payables under securities lending transactions	2,369,378	3,194,713
Commercial papers	1,265,562	1,342,982
Trading liabilities	4,344,146	4,384,743
Borrowed money	11,724,531	12,181,026
Foreign exchanges	1,694,556	2,072,120
Bonds payable	4,791,846	4,721,022
Other liabilities	4,902,001	5,736,164
Reserve for bonuses	28,161	24,450
Reserve for bonuses to directors	143	42
Reserve for retirement benefits	6,953	8,358
Reserve for loyalty award credits	1,217	1,432
Reserve for contingent losses	41,195	38,228
Deferred tax liabilities	585,351	414,344
Deferred tax liabilities for land revaluation	133,940	132,945
Acceptances and guarantees	6,657,095	6,612,754

Total liabilities	184,163,819	187,589,065

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,066,001	3,205,338
Revenue reserve	190,044	190,044
Other retained earnings	2,875,957	3,015,294
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,155,328	2,294,665
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,010,535	8,149,872

Net unrealized gains (losses) on other securities	2,086,911	1,550,391
Net deferred gains (losses) on hedging instruments	155,143	196,505
Land revaluation excess	236,022	234,960

Total valuation and translation adjustments	2,478,076	1,981,857

Total net assets	10,488,611	10,131,730

Total liabilities and net assets	194,652,431	197,720,795

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Ordinary income	1,496,665	1,563,186
Interest income	801,444	802,020
Interest on loans and bills discounted	490,208	477,429
Interest and dividends on securities	244,386	253,705
Fees and commissions	323,680	327,308
Trading income	55,939	61,919
Other business income	196,847	226,742
Other ordinary income	118,752	145,195
Ordinary expenses	949,412	1,024,806
Interest expenses	176,324	191,159
Interest on deposits	52,384	65,150
Fees and commissions	76,761	83,534
Trading expenses	628	—
Other business expenses	44,673	94,562
General and administrative expenses	602,862	576,210
Other ordinary expenses	48,161	79,339

Ordinary profits	547,253	538,379

Extraordinary gains	707	19,301
Extraordinary losses	36,919	6,034

Income before income taxes	511,041	551,645

Income taxes-current	138,988	119,046
Income taxes-deferred	17,594	52,945

Total taxes	156,582	171,991

Net income	354,458	379,654

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Assets:
Cash and due from banks	4,445,069	5,378,902
Call loans	129,117	50,991
Monetary claims bought	1,383	842
Trading assets	438,754	437,857
Money held in trust	13,256	13,120
Securities	17,186,742	15,247,201
Loans and bills discounted	12,609,827	12,960,358
Foreign exchanges	24,891	32,382
Other assets	654,237	578,678
Tangible fixed assets	148,449	150,019
Intangible fixed assets	53,216	54,627
Prepaid pension costs	239,117	251,168
Customers’ liabilities for acceptances and guarantees	365,822	356,579
Allowance for credit losses	(38,549)	(34,198)

Total assets	36,271,336	35,478,530

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Liabilities:
Deposits	12,741,410	12,944,485
Negotiable certificates of deposit	4,837,879	5,653,769
Call money	1,354,566	983,449
Payables under repurchase agreements	5,849,069	4,509,142
Payables under securities lending transactions	2,558,657	2,427,176
Commercial papers	516,964	793,237
Trading liabilities	160,122	158,422
Borrowed money	1,851,860	1,903,248
Foreign exchanges	3,439	367
Short-term bonds payable	79,995	59,992
Bonds payable	687,935	704,923
Due to trust accounts	1,796,031	2,011,693
Other liabilities	961,027	608,799
Reserve for bonuses	4,319	4,406
Reserve for bonuses to directors	67	13
Reserve for contingent losses	7,146	7,394
Deferred tax liabilities	289,642	235,539
Deferred tax liabilities for land revaluation	4,728	4,716
Acceptances and guarantees	365,822	356,579

Total liabilities	34,070,687	33,367,360

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	422,083
Capital reserve	250,619	250,619
Other capital surplus	161,695	171,464
Retained earnings	858,520	893,406
Revenue reserve	73,714	73,714
Other retained earnings	784,806	819,692
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	645,601	680,487

Total shareholders’ equity	1,595,114	1,639,769

Net unrealized gains (losses) on other securities	665,776	528,394
Net deferred gains (losses) on hedging instruments	(57,003)	(53,767)
Land revaluation excess	(3,237)	(3,226)

Total valuation and translation adjustments	605,534	471,401

Total net assets	2,200,649	2,111,170

Total liabilities and net assets	36,271,336	35,478,530

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2014	For the six months ended September 30, 2015
Ordinary income	268,808	288,591
Trust fees	42,402	45,638
Interest income	114,163	133,506
Interest on loans and bills discounted	45,673	45,206
Interest and dividends on securities	65,577	84,796
Fees and commissions	60,424	65,685
Trading income	17,306	10,528
Other business income	8,225	21,103
Other ordinary income	26,286	12,128
Ordinary expenses	158,643	189,041
Interest expenses	30,894	37,650
Interest on deposits	10,919	11,544
Fees and commissions	14,934	15,708
Trading expenses	—	484
Other business expenses	16,559	35,952
General and administrative expenses	92,918	90,974
Other ordinary expenses	3,337	8,271

Ordinary profits	110,164	99,549

Extraordinary gains	18	11
Extraordinary losses	4,622	465

Income before income taxes	105,560	99,095

Income taxes-current	31,309	22,901
Income taxes-deferred	913	5,835

Total taxes	32,223	28,736

Net income	73,336	70,359

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3)	Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Assets:
Loans and bills discounted	112,376	125,233
Securities	58,086,929	54,402,498
Beneficiary rights to the trust	49,353,240	57,133,924
Securities held in custody accounts	3,172,363	3,638,677
Monetary claims	10,619,079	9,991,641
Tangible fixed assets	10,805,072	11,256,827
Intangible fixed assets	192,554	196,377
Other claims	5,040,404	4,009,076
Call loans	2,307,474	2,321,508
Due from banking account	3,184,730	3,820,681
Cash and due from banks	3,449,102	3,677,688

Total	146,323,327	150,574,136

Liabilities:
Money trusts	23,452,525	20,872,758
Pension trusts	15,360,655	15,144,529
Property formation benefit trusts	8,340	7,976
Investment trusts	48,930,372	56,781,925
Money entrusted other than money trusts	3,218,827	3,535,084
Securities trusts	5,066,024	5,622,723
Monetary claim trusts	10,266,613	9,528,919
Equipment trusts	44,498	49,983
Land and fixtures trusts	82,369	82,423
Composite trusts	39,893,100	38,947,810

Total	146,323,327	150,574,136

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Assets:
Loans and bills discounted	27,008	25,235
Securities	104,557	110,834
Other	1,624,592	1,857,497

Total	1,756,157	1,993,567

Liabilities:
Principal	1,738,140	1,974,284
Allowance for bad debts	81	75
Other	17,936	19,207

Total	1,756,157	1,993,567

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4)	Major Items

(in millions of yen)	As of March 31, 2015	As of September 30, 2015
Total funds	56,400,812	54,623,520

Deposits	12,741,410	12,944,485
Negotiable certificates of deposit	4,837,879	5,653,769
Money trusts	23,452,525	20,872,758
Pension trusts	15,360,655	15,144,529
Property formation benefit trusts	8,340	7,976

Loans and bills discounted	12,722,204	13,085,591

Banking account	12,609,827	12,960,358
Trust account	112,376	125,233

Investment securities	75,273,672	69,649,699

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.